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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-2(a)	Estimated average burden hours per response. . 11

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

The Management Network Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

561693102

(CUSIP Number)

March 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject if this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561693102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potomac Capital Management LLC 13-3984298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Limited Liability Company formed under the laws of the State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,504,830 shares of common stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,504,830 shares of common stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,504,830 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.94%

12.	Type of Reporting Person (See Instructions) HC; OO (Limited Liability Corporation)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potomac Capital Management Inc. 13-3984786

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Corporation formed under the laws of the State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,506,869 shares of common stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,506,869 shares of common stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,506,869 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.72%.

12.	Type of Reporting Person (See Instructions) HC; CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul J. Solit

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 23,700

	6.	Shared Voting Power 6,011,699 shares of common stock

	7.	Sole Dispositive Power 23,700

	8.	Shared Dispositive Power 6,011,699 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,035,399 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.72%.

12.	Type of Reporting Person (See Instructions) IN; HC

Item 1. Security and Issuer
The Management Network Group, Inc. (“TMNG”) 7300 College Blvd., Suite 302 Overland Park, KS 66210

Item 2. Identity and Background

On July 17, 2007, Potomac Capital Management, LLC, Potomac Capital Management, Inc. and Paul J. Solit, collectively, the “Filers”, filed a Schedule 13G in relation to the 6,095,999 shares of common stock owned by each of them.

This Schedule 13D is being filed to update the Filers’ previous position as reported on Schedule 13G. Specifically, the Filers hereby support the request issued by Mr. Bryant Riley to be considered to serve on the Issuer’s Board of Directors. Mr. Riley has served on numerous boards and demonstrated a track record of creating value and representing shareholder interests.  The Filers believe he could add value as a TMNG board member.

Reference is hereby made to the 13D filed by Riley Investment Management, LLC on March 20, 2008 which includes as an exhibit thereto a copy of the letter issued to the Issuer’s Board of Directors.

This Statement is being jointly filed by (i) Potomac Capital Management, LLC (ii) Potomac Capital Management, Inc. and (iii) Paul J. Solit. The address of each of the Filers are as follows:

825 Third Avenue

33rd Floor

New York, New York 10022

During the last five years, the Filers have not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All purchases of common stock of The Management Network Group, Inc. were made using working capital in the amount of $10,670,000. No other funds or other consideration were used in making such purchases.

Item 4.	Purpose of Transaction.
All The Management Network Group, Inc. securities owned by the Filers have been acquired for investment purposes only.
Item 5.	Interest in Securities of the Issuer.

As of the date of the event which required the filing of this Statement, Potomac Capital Management, LLC owned 2,504,830 shares of the Issuer’s common stock, Potomac Capital Management, Inc. owned 3,506,869 shares of the Issuer’s common stock and Paul J. Solit owned, jointly 6,011,699 and solely, 5,000 shares of the Issuer’s common stock. In the sixty days prior to the filing of this Schedule 13D, the Filers sold 60,600 shares of the Issuer’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
NONE
Item 7.	Material to be Filed as Exhibits.
Exhibit A	Identification of entities which acquired the shares which are the subject of this report on Schedule 13D
Exhibit B	Joint Filing Agreement dated March 26, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 26th of March, 2008

POTOMAC CAPITAL MANAGEMENT LLC

	By:	/s/ Paul J. Solit
Paul J. Solit, Managing Member

POTOMAC CAPITAL MANAGEMENT INC.

	By:	/s/ Paul J. Solit
Paul J. Solit, President

PAUL J. SOLIT

	By:	/s/ Paul J. Solit
Paul J. Solit